Exhibit 99.1

Company announcement – No. 42 / 2021

Zealand Pharma - Share Buy-Back Program Under Safe Harbour to Aquire Danish Common Stock for Employee Incentive Programs

ZEALAND PHARMA A/S - SHARE BUY-BACK PROGRAM UNDER SAFE HARBOUR TO AQUIRE DANISH COMMON STOCK FOR EMPLOYEE INCENTIVE PROGRAMS

On 29 June 2021, Zealand Pharma A/S ("Zealand") will initiate a share repurchase program in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the “Safe Harbor Regulation”).

Zealand has entered an arrangement with Danske Bank A/S to act as exclusive manager under the program. Danske Bank A/S will buy back shares on behalf of Zealand and make related trading decisions independently of and without influence by Zealand.

The share repurchase program will be implemented under the following terms:

•	The maximum total consideration for shares bought back will be DKK 32,070,896;

•	The maximum number of shares to be bought back will be 154,187;

•	In accordance with the Safe Harbour Regulation, the shares shall be repurchased by Danske Bank on the trading venue (Nasdaq Copenhagen) where the shares are admitted to trading;

•	The maximum number of shares that may be purchased per daily market session may not exceed 25% of the average daily volume of Zealand's shares traded on Nasdaq Copenhagen during the preceding 20 trading days; and

•	Shares cannot be bought back at a price exceeding the higher of (i) the share price of the last independent transaction on Nasdaq Copenhagen A/S, and (ii) the highest independent bid on the shares on Nasdaq Copenhagen A/S, however, regardless of the foregoing, shares cannot be bought back at a price exceeding DKK 208 per share.

On a weekly basis, Zealand will announce transactions made under the share repurchase program in accordance with the reporting obligations imposed by the Safe Harbour Regulation.

Zealand may terminate the program at any time, which will be announced through Nasdaq Copenhagen A/S, if relevant.

The share buy-back program will start on June 29 , 2021 and will be completed no later than July 29, 2021.

Prior to launch of the share repurchase program, Zealand holds 64,223 treasury shares, corresponding to 0.01% of the total share capital.

The share repurchase program is launched with reference to the authorization to acquire treasury shares granted by the general meeting on April 15, 2021. The authorization is valid until Zealand's next annual general meeting and allows Zealand to acquire shares with a total nominal value of up to 10% of its share capital at any given time.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development.. In the United States Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes and Zegalogue® for the treatment of severe hypoglycemia in pediatric patients with diabetes aged 6 years and above. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

V-go® and Zegalouge® are registered trademarks of Zealand Pharma A/S

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

Zealand Pharma Investor Relations

Claudia Styslinger

Argot Partners

E-Mail: investors@zealandpharma.com

Zealand Pharma Media Relations

David Rosen

Argot Partners

E-Mail: media@zealandpharma.com